Contacts:
Mark Deep	Peter Cauley	Stacey Holifield
Vice President, Marketing	Chief Financial Officer	Sr. Account Executive
DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
905-415-0310 ext. 121	905-415-0310 ext. 271	617-587-2026
mdeep@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

DataMirror Launches DataWorld Partner Program

Innovative Channel Program Sharpens Partners’ Competitive Edge

MARKHAM, CANADA – (November 17, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today introduced its new DataWorld Partner Program. DataWorld provides partners across the globe with access to the knowledge, expertise, and solutions necessary to help the growing number of customers solve data management challenges through the proven, real-time data integration solutions delivered by DataMirror’s Integration Suite 2005.

“Successful partnerships are pivotal to DataMirror’s business growth and success,” says Rean Pretorius, Senior Vice President, Global Channel and Alliances, DataMirror. “We have developed close, trusting relationships with our partners and are committed to continuing to nurture our partnerships and, by extension, our relationships with the multitude of customers seeking real-time data integration and protection solutions. We recognize the important role that partners play in our business strategy and are dedicated to providing them with the support and resources they need to deliver unparalleled value to our joint customers.”

The DataWorld program supports DataMirror’s business partners from the sales process through to the global delivery of DataMirror solutions. DataWorld offers partners comprehensive product support; sales incentives, including competitive product, maintenance, and service discounts; marketing support to help increase sales; technical training and education; and innovative solutions that lead the industry in performance, ease of use, and flexibility. With these wide-ranging resources, partners can effectively market and sell DataMirror solutions to achieve greater market exposure and expand their business and revenue opportunities.

“Our partnership with DataMirror is grounded on trust and commitment—two very critical values when the success of your business is at stake,” says Joseph Guerra, Director of Business Intelligence, Andrews Consulting Group. “DataWorld is paramount to other industry partner programs because it offers a comprehensive range of support and services, which allows us to go beyond just selling solutions. Through DataWorld, we are able to better market and support DataMirror solutions, providing customers with more expertise and guidance on their software implementation so they can effectively solve their data management challenges.”

The DataWorld Partner Program welcomes the following partner types: solutions provider, consultant, original equipment manufacturer (OEM), global integrator, and strategic alliance. The program offers five levels of partnership: Bronze, Silver, Gold, Platinum, and Diamond. Each level provides partners with unique and valuable benefits in accordance with their level of investment in DataMirror. This tiered approach allows partners to move to the next level when specific skill and revenue requirements are met and a higher level of commitment is possible.

Currently, 145 companies worldwide have teamed with DataMirror—with more and more partners joining the program every day. Existing DataWorld partners include Deloitte Consulting, SSA Global, Wipro Technologies, Logicalis, Andrews Consulting Group, Mainline, and Simpson Associates.

For additional information on DataMirror’s DataWorld Partner Program, call 905-415-0310 (1-800-362-5955 in North America), e-mail channels@datamirror.com, or visit http://www.datamirror.com/partners/default.aspx.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.